Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay” or the “Company”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

November 4, 2013

Item 3.                                                         News Release

On November 4, 2013 Hudbay issued a news release through the newswire services of Marketwired. A copy of the news release is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On November 4, 2013, Hudbay entered into an amended and restated precious metals purchase agreement (the “Amended and Restated Stream Agreement”) with an affiliate of Silver Wheaton Corp. (“Silver Wheaton”) pursuant to which the Company will receive an additional US$135 million deposit against delivery of 50% of payable gold from its Constancia project.

Item 5.                                                         Full Description of Material Change

In August 2012, Hudbay entered into the initial precious metal stream transaction with Silver Wheaton providing for upfront deposit payments of US$750 million in respect of (i) 100% of payable gold and silver from Hudbay’s 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, following which the obligation to deliver gold will be reduced to 50% of payable gold, and (ii) 100% of payable silver from Constancia.  Hudbay has received an aggregate of US$625 million of the deposit payments under the initial precious metals stream transaction and the remaining US$125 million payment will become payable once the Company has incurred and paid US$1 billion in capital expenditures at the Constancia project.

Pursuant to the Amended and Restated Stream Agreement, Hudbay will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project.  As with the initial transaction, in addition to the deposit payment, Hudbay will receive ongoing payments equal to the lesser of the market price and US$400 per ounce for gold delivered pursuant to the agreement, subject to 1% annual escalation after three years.  Hudbay is entitled to this US$135 million deposit amount once Hudbay has incurred and paid US$1.35 billion in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or common shares of Silver Wheaton, with the number of shares calculated at the time the deposit payment is delivered. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                                                         Date of Report

November 13, 2013

Forward-Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this material change report, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, Hudbay’s objectives, strategies, and intentions and future financial and operating performance and prospects, including the company’s expectation that it will receive the remaining deposit payments from Silver Wheaton under the precious metals stream transaction and will be able to develop its Constancia project as planned. All of the forward-looking information in this material change report is qualified by this cautionary statement.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of its business strategy, including the availability of financing for its Constancia project; the ability to complete the Constancia project on time and on budget and other events that may affect its ability to develop the Constancia project; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risk and other factors beyond its control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect its ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, its ability to comply with our pension and other post-retirement obligations as well as the risks discussed under the heading “Risk Factors” in the Company’s most recent annual information form dated March 27, 2013.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this material change report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.